Exhibit 21.1
SUBSIDIARIES OF ZOGENIX, INC.

All subsidiaries are wholly-owned, directly or indirectly, by Zogenix, Inc.

Name of Subsidiary	Jurisdiction of Formation
Modis Therapeutics, Inc.	Delaware

Name of Non-U.S. Subsidiary	Jurisdiction of Formation
Zogenix Europe Limited	United Kingdom
Zogenix GmbH	Germany
Zogenix International Limited	United Kingdom
Zogenix K.K.	Japan
Zogenix ROI Limited	Ireland
Zogenix SAS	France
Zogenix Spain S.L.U.	Spain
Zogenix S.r.l.	Italy